Dear J.B. Hunt Transport Services Shareholder:

We are writing to urge you to vote for Item 5 on J.B. Hunt Transport Services’ (JBHT) 2018 proxy statement regarding greenhouse gas emissions reduction targets. This document provides a detailed explanation for why we believe shareholders should vote for this proposal, which makes the following request:

Shareholders request J.B. Hunt Transport Services adopt company-wide, quantitative, science-based targets to reduce greenhouse gas (GHG) emissions from its vehicle fleet and operations and issue a report, at reasonable cost and omitting proprietary information, discussing its plans and progress towards achieving these targets.

Rationale for a Yes Vote:

1.	There is a strong business case for why JBHT should set GHG emissions reduction targets.
2.	Emissions reductions in the transportation sector are vital to meet global climate challenges.
3.	The Company’s opposition statement is contradictory.
4.	JBHT has not been able to achieve limited-scope emissions reduction targets in the past, suggesting a new approach is needed.

Discussion

1.	There is a strong business case for why J.B. Hunt should set GHG emissions reduction targets.

Perhaps the most compelling financial argument for why JBHT should set emissions reduction targets is a simple one. The fuel needed to run a transportation company is both a major cost and a major source of the Company’s GHG emissions. Therefore, reducing fuel consumption would result in lower costs and reduced emissions. It stands to reason that setting and achieving ambitious company-wide emissions reduction targets would also result in reduced costs and would be a meaningful way to provide shareholders with an indication of the Company’s intentions to maximize shareholder value.

In addition to the obvious rationale for reducing emissions by reducing fuel consumption, there are numerous other financial arguments for why JBHT should set emissions reduction targets. Setting GHG reduction targets is frequently found to be a sound business strategy. For example, a 2013 report by CDP, WWF, and McKinsey & Company found that companies with GHG targets achieved 9% better return on invested capital than companies without targets.

Setting GHG targets that align with international climate science (science-based targets) could be an important tool for JBHT to attract and retain customers that are increasingly looking to contract with suppliers that are reducing their GHG emissions. Notably, Wal-Mart, one of JBHT’s major customers, has very aggressive supply chain emissions reduction goals and is encouraging suppliers to set their own ambitious science-based emissions reduction targets. Wal-Mart even states, “From our own experience, we understand that business benefits can come from developing, setting, and pursuing a GHG reduction target.”1 Setting a science-based GHG emissions reduction goal would send a clear signal to its customers that JBHT is an environmentally responsible partner.

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1 https://www.walmartsustainabilityhub.com/project-gigaton/emissions-targets

Investors too are requesting companies set GHG emissions reduction targets. For instance, one of the recommendations of the Task Force on Climate-related Financial Disclosures, whose members include JPMorgan Chase, UBS Asset Management, Generation Investment Management, and BlackRock, is: “Describe the targets used by the organization to manage climate-related risks and opportunities and performance against these targets.” In its guidance for the road transportation sector, the Sustainability Accounting Standards Board (SASB), recommends companies provide a “Description of long-term and short-term strategy or plans to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets [Emphasis added].” In its opposition statement, JBHT says it participates in industry working groups such as SASB, which leads us to believe the Company is attune to this interest.

Proponents see a very compelling financial rationale for why JBHT should set GHG reduction targets and we believe shareholders should vote in favor of this proposal to let JBHT know this is an area of significant investor interest.

2.	Emissions reductions in the transportation sector are vital to meet global climate challenges.

In December 2015, leaders of 195 countries, including the U.S., set forth an ambition to limit global temperature increases to 2-degrees Celsius above pre-industrial levels. This global agreement reflects the nearly universal scientific understanding that climate change presents serious threats to global society. To do its part to achieve this goal, the U.S. established an economy-wide goal to reduce emissions 26-28% below 2005 levels by 2025.2

The U.S. Energy Information Administration reports the transportation sector recently passed the electricity generation sector as the largest producer of GHG emissions in the country. The transportation sector is also the only major sector with increasing emissions – emissions from the residential, commercial, industrial, and electric power sectors have all declined in recent years.3 Therefore, it is critical that all actors in the transportation sector do their part to reign in GHG emissions.

Recognizing that businesses have a vital role to play in achieving this goal, over 350 global businesses have now committed to set GHG emissions reduction targets consistent with the global 2-degree goal. These are known as science-based targets. Beyond these 350 companies that are leading the way, hundreds, if not thousands of other businesses have set company-wide GHG emissions reduction goals, including over 50% of JBHT’s peers in the S&P 500. Ryder System, Norfolk Southern, and CSX Corporation are examples of transportation sector companies with GHG emissions reduction goals.

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2 https://obamawhitehouse.archives.gov/the-press-office/2015/03/31/fact-sheet-us-reports-its-2025-emissions-target-unfccc
3 U.S. Energy Information Administration Monthly Energy Review September 2017.

Proponents believe it is important from reputational, environmental, and financial standpoints for JBHT to set ambitious targets that will help align new and existing initiatives in a way that will put the Company on a path to achieving the necessary emissions reductions.

3.	The Company’s opposition statement is contradictory.

JBHT has publicly communicated how it works to reduce emissions and lower environmental impacts in many different places. In its opposition statement, it states, “We have been reporting with CDP since 2010 to disclose these efforts [to lessen environmental impact and reduce GHG emissions] to customers and investors in an industry standard format.” And the Company’s CDP disclosures are in addition to the discussion in its opposition statement and on its Environmental Sustainability webpage (https://www.jbhunt.com/company/investor_relations/esg/environmental-sustainability/).

Perplexingly, after publicly touting its transparency around initiatives intended to reduce environmental impact and emissions, J.B. Hunt then proceeds to contradict itself in a major way. The second to last paragraph of the opposition statement says:

“The proposal’s requests would in essence commit the Company to publicly disclosing our strategies and solutions for reducing GHG emissions. Publicly disclosing specific GHG reduction goals and reporting on the Company’s plans to achieve those goals, as required by this proposal, would give the Company’s competitors insight into management’s strategic business plans and operational goals and, ultimately, could impair the Company’s ability to achieve GHG emission reductions.”

JBHT’s claims that reporting on its strategies and solutions for reducing GHG emissions would place it at a disadvantage are very hard to believe given the Company has already gone to considerable lengths to disclose this very thing.

As a result, we continue to believe setting ambitious company-wide GHG emissions reduction targets would be a meaningful way for JBHT to demonstrate that it is in fact committed to becoming an industry leader in reducing its environmental impact.

4.    JBHT has not been able to achieve limited-scope emissions reduction targets in the past, suggesting a new approach is needed.

In CDP responses in 2016 and 2017, JBHT mentions it had annual goals to decrease emissions per load in 2015 and 2016 respectively. These targets applied to less than 20% of the Company’s emissions and were not achieved. The company states: “The goal was to decrease emissions per load 2015 vs. 2016 and emissions per load increased due to soft market demands and having to travel farther to fill capacity.” While the Company was unable to achieve these limited-scope goals, it does leave proponents wondering about the financial benefits that could be returned to shareholders if JBHT were to set, and achieve, more ambitious goals that apply to 100% of its operations.

We also believe that the Company’s inability to achieve these limited-scope goals suggests that a new approach may be needed. Clearly JBHT has undertaken many initiatives to reduce emissions, however proponents believe setting science-based GHG targets that apply across the Company would help spur innovation, align new and existing initiatives, lower costs, increase competitiveness, prepare for regulatory changes, and attract customers.

In other words, setting GHG targets represents a valuable new approach for JBHT – one that many other companies are already pursuing and that would help JBHT realize reputational, financial, and environmental benefits.

Conclusion

If J.B. Hunt is really committed to “stand at the forefront of environmentally-friendly transportation services” as it claims in its opposition statement, proponents see no better way to validate this claim than by setting science-based GHG emissions reduction targets. As noted throughout this letter, investors see compelling evidence that setting such targets would enable JBHT to align and enhance its various emissions reduction strategies in a way that would result in meaningful emissions reductions while benefitting both the company and its shareholders.

We urge you to vote for proposal #5 on J.B. Hunt’s proxy statement to send an important signal to JBHT’s leadership that its shareholders want to see it maximize shareholder value by setting ambitious GHG reduction targets.

Please contact Allan Pearce at 503-953-8345 or apearce@trilliuminvest.com for additional information.

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC.

IMPORTANT NOTICE:  The cost of this communication is being borne entirely by Trillium Asset Management, LLC.  Trillium is NOT asking for your proxy card and is not providing investment advice.  We will not accept proxy cards, and any proxy cards received will be returned.

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